UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2022

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN Announces Early Results and Settlement of Cash Tender Offer by CSN Resources S.A.

São Paulo, February 17, 2022 – Companhia Siderúrgica Nacional (“CSN”) (NYSE: SID) informs today the early results of the previously announced cash tender offer (the “Tender Offer”) by its Luxembourg finance subsidiary, CSN Resources S.A. (“CSN Resources”), for up to US$300.0 million in aggregate principal amount (the “Maximum Tender Amount”) of its outstanding 7.625% Senior Unsecured Guaranteed Notes due 2026 (the “Notes”). The Notes are fully, unconditionally and irrevocably guaranteed by CSN. The Tender Offer is being made on the terms and is subject to the conditions set forth in the offer to purchase dated February 3, 2022.

As of 5:00 p.m., New York City time, on February 16, 2022 (the “Early Tender Date”) tenders received (and not validly withdrawn) exceeded the Maximum Tender Amount. Consequently, CSN Resources will not accept for purchase any Notes tendered after the Early Tender Date.

As the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) as of the Early Tender Date exceeded the Maximum Tender Amount, the Notes that will be accepted for purchase by CSN Resources will be prorated so as to accept the maximum principal amount of the Notes that will not result in the Maximum Tender Amount being exceeded. CSN Resources will pay for such early tendered Notes on February 17, 2022.

Disclaimer

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The tender offer was not made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws required the tender offer to be made by a licensed broker or dealer, the tender offer was made by the dealer managers on behalf of CSN Resources. None of CSN Resources, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, made any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the tender offer. None of CSN Resources, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, have authorized any person to give any information or to make any representation in connection with the tender offer other than the information and representations contained in the offer to purchase relating to the tender offer.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the tender offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 17, 2022	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer